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OPENWAVE COMPLETES TENDER OFFER FOR SIGNALSOFT

REDWOOD CITY, Calif.—July 16, 2002—Openwave Systems Inc. (Nasdaq: OPWV), the worldwide leader of open IP-based communication infrastructure software and applications, today announced the successful completion of its cash tender offer, at $2.26 per share, for all outstanding shares of common stock of SignalSoft® Corporation (Nasdaq: SGSF), a worldwide leader in software applications for both commercial and emergency (E911) location-based services. The subsequent offering period for the offer expired at 12:00 midnight, New York City time, on Monday, July 15, 2002.

Openwave has been advised by U.S. Stock Transfer Corporation, the depositary for the tender offer, that as of the expiration of the subsequent offering period for the offer, stockholders of SignalSoft had tendered a total of approximately 24,547,748 shares of SignalSoft common stock (including approximately 308,355 shares tendered by notice of guaranteed delivery). This number of shares represents approximately 96.0% of SignalSoft’s issued and outstanding shares. All validly tendered shares have been accepted for purchase and payment in accordance with the terms of the offer.

Openwave intends to complete its acquisition of SignalSoft through a merger to take effect shortly, in which all remaining shares of common stock which were not validly tendered and purchased in the tender offer will be converted into the right to receive $2.26 per share in cash, without interest and subject to applicable withholding. As a result of this merger, SignalSoft will become a wholly owned subsidiary of Openwave. Following the merger, common stock of SignalSoft will no longer be included in the Nasdaq National Market.

About Openwave

Openwave Systems Inc. (Nasdaq: OPWV) is the worldwide leader of open IP-based communication infrastructure software and applications. Openwave is a global company headquartered in Redwood City, California. For more information, please visit www.openwave.com.

About SignalSoft

SignalSoft® Corporation (Nasdaq: SGSF) offers mobile operators worldwide the software products and solutions needed to effectively implement location-based services. The company’s Wireless Location Services® software suite provides operators the ability to deliver new services to their subscribers, differentiate their offerings, increase revenues, reduce churn and build subscriber loyalty. Some of the largest U.S. mobile operators, including AT&T Wireless, Cingular, Sprint PCS and VoiceStream, and leading operators in Europe, such as Cegetel/SFR, Libertel-Vodafone, Orange and Telia, use SignalSoft’s products. Founded in 1995, SignalSoft is headquartered in Boulder, Colo., USA, with offices in Sweden and the United Kingdom. For more information visit the company’s Web site at www.signalsoftcorp.com. SignalSoft® and Wireless Location Services® are federally registered trademarks of SignalSoft Corporation.

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Openwave, the Openwave logo and Services OS are trademarks and or registered trademarks of Openwave Systems Inc. All other trademarks are the properties of their respective owners.

For more information please contact:

Openwave Systems Inc.	SignalSoft Corporation
Sandy Jones	Ali Heine
Openwave	SignalSoft Corp.
+1 650 480 4670	+1 303 381 3189
sandy.jones@openwave.com	aheine@signalsoftcorp.com
Investor Contact	Investor Contact
Mike Musson	Michael Newman
Openwave	Street Connect for SignalSoft Corp.
+ 1 805 884 5352	+1 206 320 1231
mike.musson@openwave.com	mnewman@stct.com